[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

FOIA CONFIDENTIAL TREATMENT REQUEST

Confidential Treatment Requested by Grindrod Shipping Holdings Pte. Ltd.

Pursuant to 17 C.F.R. § 200.83

March 7, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR
Draft Registration Statement

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:                             Grindrod Shipping Holdings Ltd.
Draft Registration Statement on Form 20-F
Submitted January 10, 2018
CIK No: 0001725293

Ladies and Gentlemen:

On behalf of our client, Grindrod Shipping Holdings Pte. Ltd., (the “Company”), we are submitting an amendment to the Company’s Draft Registration Statement on Form 20-F (the “Registration Statement”), initially submitted confidentially on January 10, 2018, and corresponding response letter (the “Response Letter”), dated as of the date hereof, to the staff of the Securities and Exchange Commission (the “Staff”) for confidential nonpublic review. The Registration Statement submitted herewith relates to the proposed listing of the Company’s common stock on the NASDAQ Global Select Market (“NASDAQ”) in connection with the demerger and distribution of the shipping business of Grindrod Limited.

The Company confirms that it will publicly file the Registration Statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the Registration Statement.

Pursuant to 17 C.F.R. § 200.83, the Company is also requesting that confidential treatment be afforded to this letter and each of the Registration Statement and the Response Letter being submitted with this letter. As requested by the Staff, the Company is submitting this request for confidential treatment by filing this letter electronically by using submission type DRSLTR and is not separately sending paper copies of this request and the materials to the Division of Corporation Finance or the Commission’s Freedom of Information Act Office.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 859-8689 or Meredith Deutsch at (212) 859-8533.

Very truly yours,

/s/ Joshua Wechsler

Joshua Wechsler

cc:	Martyn Wade (Grindrod Shipping Holdings Pte. Ltd.)
Stephen Griffiths (Grindrod Shipping Holdings Pte. Ltd.)
Meredith Deutsch (Fried, Frank, Harris, Shriver & Jacobson LLP)

GRIN/CT-01